Exhibit (a)(1)(F)
Reminder Email:
From: stockoptions@clearwire.com
Sent: [                    ]
To: [Participant]
Subject: Exchange Offer Deadline Approaching
Dear Clearwire Employee:
This is a reminder that the deadline for making your election in the Option for RSU Exchange Program (the “Exchange Offer”) is June 7, 2011 at 5:00 p.m. Pacific Daylight Time. If you wish to participate in this program, you will need to submit your election by the deadline.
Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the Exchange Offer can be sent via e-mail to stockoptions@clearwire.com
How to Participate:
Eligible employees can elect to participate or modify a previous election in the Exchange Offer by logging on to the Exchange Offer website (the “Exchange Website”) at https://clearwire.equitybenefits.com. To log onto the website, eligible employees must enter the Log-in ID and Password that was provided on the e-mail that was circulated at the commencement of the Exchange Offer on May 9, 2011. As a reminder, the Log-in ID is the employee’s Clearwire e-mail address and the initial password is the last 4 digits of the employee’s social security number. Upon logging in for the first time, employees will be prompted to change their password. Information regarding the Exchange Offer can be found on the website as well the Schedule TO (“Tender Offer”) filed with the Securities and Exchange Commission.
Forgotten Password; Ask Questions
Eligible employees who have forgotten their password can log on to the Exchange Website at https://clearwire.equitybenefits.com and request a new password be e-mailed to them.
     If you have difficulty accessing the Exchange Website, have questions about the Exchange Offer or have requests for assistance, please contact the Clearwire Stock Plan Administrator at the e-mail address or number below.
•	Clearwire Stock Plan Administrator E-mail Address: stockoptions@clearwire.com

•	Clearwire Stock Plan Administrator Telephone Number: (425) 216-7184
Deadline:
If you choose to participate in the Exchange Offer, you must submit your election online at the Exchange Website by 5:00 p.m., Pacific Daylight Time, on June 7, 2011. If you miss the deadline or submit an election that is not properly completed as of the deadline, you will not be permitted to participate in the Exchange Offer.